Rule 12g3-2(b)
File No. 82-3754

Höganäs

09046700

INTERIM REPORT

1 January – 30 June 2009

SUPPL

Second quarter 2009 (compared to corresponding period of previous year)

- Net sales were MSEK 1,098 (1,592) in the quarter, down 31% year on year. Sales volumes were 34% lower. Demand remained weak on most markets, although better than in the first quarter. Continued inventory reductions through the value chain, especially in North America and Europe.
- Operating income was MSEK 54 (232) and income after tax was MSEK 37 (170). The lower income was caused by reduced sales volumes, although offset partly by cost-cutting, price increases, and sales of CO_2 emission rights. Sales of emission rights generated revenue of MSEK 40 (33).
- Earnings per share for the quarter were SEK 1.05 (4.91).
- Cash flow from operating activities was MSEK 297 (134), mainly a result of the measures taken to reduce working capital and to some extent postponing investments in fixed capital.
- The net debt/equity ratio multiple has been reduced from 0.73 to 0.66 during the quarter.

1 January – 30 June 2009 (compared to corresponding period of previous year)

- Net sales were MSEK 2,014 (3,175) in the period, down 37% year on year. Sales volumes were 42% lower.
- Operating income was a deficit of MSEK -57 (428) and the loss after tax was MSEK -53 (315). The profit deterioration was principally a result of lower sales volumes.
- Earnings per share for the period were SEK -1.53 (9.06).
- Cash flow from operating activities was MSEK 439 (331).
- The outlook has changed somewhat. The market remains weak, but the demand situation has improved since year-end. However, the rate of recovery still remains highly uncertain.

CEO's comments — second quarter: Continued very satisfactory cash flow and recovery on a weak market

- After a very weak period around year-end, the market has gradually improved through the first half-year, although demand remains unstable and progress is uncertain. We are pleased to have been able to generate positive income in the second quarter despite sales volumes being 34% lower than in the corresponding period of 2008, and the fact that we have continued to be able to generate significant positive cash flow. We can conclude that we are benefiting from our strong positioning in Asia in the market's current recovery phase.

Income highlights

MSEK	Second quarter 2009	Second quarter 2008		Accumulated 2009	Accumulated 2008		Last 12 months	Full year 2008
Net sales	1 098	1 592	-31%	2 014	3 175	-37%	4 942	6 103
Operating income	54	232	-77%	-57	428	-113%	42	527
Operating margin, %	*4,9*	*14,6*		*neg*	*13,5*		*0,8*	*8,6*
Earnings before tax	**49**	**227**	-78%	**-70**	**418**	-117%	**-5**	**483**
Tax	-12	-57		17	-103		31	-89
Net income	**37**	**170**	**-78%**	**-53**	**315**	**-117%**	**26**	**394**
Earnings per share before dilution, SEK	1,05	4,91		-1,53	9,06		0,72	11,31
Earnings per share after dilution, SEK	1,05	4,91		-1,53	9,06		0,72	11,31
Return on capital employed, % (12 months)	-	-		-	-		*1,1*	*12,8*

dlo 8/11

Business areas

Net sales, MSEK	Second quarter 2009	Second quarter 2008	Accumulated 2009	Accumulated 2008	Last 12 months	Full year 2008
Components	782	1 179	1 386	2 369	3 482	4 465
Consumables	316	413	628	806	1 460	1 638
Total	**1 098**	**1 592**	**2 014**	**3 175**	**4 942**	**6 103**

Operating income, MSEK	Second quarter 2009	Second quarter 2008	Accumulated 2009	Accumulated 2008	Last 12 months	Full year 2008
Components	-4	131	-95	282	-25	352
Consumables	18	68	-2	113	22	137
Group items[1]	40	33	40	33	45	38
Total	**54**	**232**	**-57**	**428**	**42**	**527**

Operating margin, %	Second quarter 2009	Second quarter 2008	Accumulated 2009	Accumulated 2008	Last 12 months	Full year 2008
Components	*neg*	11,1	*neg*	11,9	*neg*	7,9
Consumables	5,7	16,5	*neg*	14,0	1,5	8,4
Total	**4,9**	**14,6**	***neg***	**13,5**	**0,8**	**8,6**

[1] Previously, the income effect of currency hedges was reported as other/group-wide items and separated from the segment's operating income. From 2009 onwards, we have chosen to report everything in our operations by segment, apart from the sale of CO_2 rights, which will also continue to be reported as other/group-wide items. Comparative figures for the previous year have been re-stated correspondingly.

Sales by geographical region

Net sales, MSEK	Second quarter 2009	Second quarter 2008	Accumulated 2009	Accumulated 2008	Last 12 months	Full year 2008
Europe	372	670	689	1 348	1 737	2 396
America	304	413	610	839	1 499	1 728
Asia	422	509	715	988	1 706	1 979
Total	**1 098**	**1 592**	**2 014**	**3 175**	**4 942**	**6 103**

Höganäs in brief

Höganäs AB is the world's leading producer of iron and metal powders. Building on its clear vision of the possibilities of powder to improve efficiency, the consumption of resources and environmental impact across a raft of segments, the company has developed in-depth application skills.

Thus Höganäs can help create the automotive components, white goods, water and exhaust treatment products of the future in collaboration with its customers. Founded in 1797, the company had sales of MSEK 6,103 in 2008, and is quoted on NASDAQ OMX Stockholm's Mid Cap List.

For more information, visit our website: www.hoganas.com.

Group progress

NET SALES AND VOLUME

Net sales and volume by quarter


MSEK
Ton
1 800
1 500
1 200
900
600
300
0
120 000
100 000
80 000
60 000
40 000
20 000
0
04/Q3 05/Q1 05/Q3 06/Q1 06/Q3 07/Q1 07/Q3 08/Q1 08/Q3 09/Q1
Volume — Net Sales

Volumes


R12 Ton
Ton
500 000
450 000
400 000
350 000
300 000
250 000
200 000
150 000
100 000
50 000
0
120 000
100 000
80 000
60 000
40 000
20 000
0
04/Q3 05/Q1 05/Q3 06/Q1 06/Q3 07/Q1 07/Q3 08/Q1 08/Q3 09/Q1
Volume — Volume rolling 12 months

Metal prices


USD/ton
USD/ton
45 000
40 000
35 000
30 000
25 000
20 000
15 000
10 000
5 000
0
900
800
700
600
500
400
300
200
100
0
05/Q4 06/Q2 06/Q4 07/Q2 07/Q4 08/Q2 08/Q4 09/Q2
— Nickel — Steel scrap

Exchange rates


SEK
SEK
12
10
8
6
4
2
0
04/Q3 05/Q1 05/Q3 06/Q1 06/Q3 07/Q1 07/Q3 08/Q1 08/Q3 09/Q1
— USD/SEK — EUR/SEK — 100 JPY/SEK

Second quarter 2009

Net sales were MSEK 1,098 (1,592), down 31% year-on-year due to lower sales volumes. Excluding the operation acquired from Kobelco in North America, the reduction in net sales was 33%. Net sales experienced a strong positive influence from currency effects (+ 23%) and price increases implemented in the first quarter over and above metal price surcharges. The effect of changes in metal prices was negative. Metal price surcharges were significantly lower in the second quarter of 2009 than in 2008, because market prices of the most significant metals fell in 2008.

Sales volumes were down 34% on the second quarter 2008. Excluding the acquisition from Kobelco, the reduction was 37%. Volumes were significantly lower than last year in all regions in the quarter as a whole. Demand has gradually improved since the first quarter. The volume increase in the second quarter 2009 was pronounced on all markets apart from North America, were volumes were basically unchanged. The long production stoppages in the North American automotive industry reported in April caused reduced activity among suppliers. Simultaneously, decisions on stimulus packages were delayed until the end of the second quarter. Höganäs judges that stimulus measures to promote domestic demand were decisive to the volume gains in other regions.

The period January - June 2009

Net sales were MSEK 2,014 (3,175), down 37% on 2008 due to lower sales volumes. Excluding the operation acquired from Kobelco, the net sales reduction was 38%. Net sales experienced a 24% positive effect due to depreciation of the Swedish krona and price increases. However, the effect of metal price changes was negative.

The rapid demand slowdown across the automotive and other industries relevant to Höganäs in late-2008 resulted in abnormally high inventory levels around year-end. In combination with an accentuated focus on cash flow, this resulted in most customers worldwide reducing production rates in early 2009 to adjust inventory levels. Accordingly, the demand for Höganäs' products was very weak in the first quarter. Some stimulus measures, like scrapping premiums in Germany, France, Spain and Italy, and tax easings and discounting on durable goods in Asia, triggered some consumption increase. However, this did not exert any effect until the end of the first quarter.

INCOME AND RETURNS

Gross income by quarter


MSEK
SEK/ton
04/Q3 05/Q1 05/Q3 06/Q1 06/Q3 07/Q1 07/Q3 08/Q1 08/Q3 09/Q1
Gross profit MSEK
Gross profit per tonne SEK

Gross income per ton


SEK/ton
04/Q3 05/Q1 05/Q3 06/Q1 06/Q3 07/Q1 07/Q3 08/Q1 08/Q3 09/Q1
Gross profit SEK/tonne rolling 12 months
Gross profit per tonne SEK

Operating income by quarter


MSEK
MSEK
04/Q3 05/Q1 05/Q3 06/Q1 06/Q3 07/Q1 07/Q3 08/Q1 08/Q3 09/Q1
Operating profit
Operating profit rolling 12 months

Second quarter 2009

Gross income was MSEK 208 (340). The main reason for the reduction was a shortfall of some MSEK 230 due to reduced sales volumes. Price increases, savings measures and more favourable exchange rates than in 2008 exerted a positive income effect. This is also clearly apparent in the 'gross income per ton' figure. The deficit from metal hedges posted to income was MSEK -3 in the quarter, compared to the positive earnings of MSEK 23 in the second quarter 2008, because nickel and copper prices fell in that quarter of the previous year.

Other operating income and operating expenses were MSEK -3 (38), which includes sales of CO_2 emission rights of SEK 40 (33), an earnings effect from currency forwards contracts of MSEK -31 (10) and exchange rate differences of MSEK -12 (-5). Some appreciation of the SEK in the second quarter 2009 caused a surplus on forward contracts intended to hedge foreign currency asset and liability positions, while a lower valuation of these positions caused negative exchange rate differences. Simultaneously, the forward contracts intended to hedge payment flows continued to generate a deficit due to long euro contracts (from 2005).

In year-on-year terms, the total currency effect on income, i.e. on gross income and other operating items, is measured at MSEK 5.

Operating income was MSEK 54 (232). Operating margin for the second quarter was a positive 4.9% (14.6), but the weak absorption of fixed costs due to low volumes put pressure on margins.

Income before tax was MSEK 49 (227). Income after tax was MSEK 37 (170).

The period January - June 2009

Gross income was MSEK 278 (666). The negative change was caused by reduced sales volumes, especially in the first quarter, but also in the second. This resulted in a significant shortfall of some MSEK 570. A low rate of inventory turnover meant relatively high metal costs were charged to income in the first quarter. Price increases implemented in the first quarter and savings had a positive income effect. Additionally, income was positively affected by more favourable exchange rates than in 2008. Metal prices followed a different pattern in the first half-year 2009 than 2008, but the difference in metal hedging earnings posted to income was only MSEK -6 in the period.

Other operating income and operating expenses were MSEK -43 (44), which includes sales of CO_2 emission rights of MSEK 40 (33), an earnings effect from currency forwards contracts of MSEK -94 (23) and exchange rate differences of MSEK 9 (-15). The periodical depreciation of the SEK in the first quarter 2009 gave rise to positive

exchange rate differences, while some appreciation in the second quarter caused negative exchange rate differences.

The total currency effect on income, i.e. on gross income and other operating items, compared to the previous year, is measured at MSEK 12.

Operating income was a deficit of SEK -57 (428). Operating margin for the period was a negative -2.6% (13.5). The weak absorption of fixed costs put pressure on operating margins.

Income before tax was a deficit of MSEK -70 (418). Income after tax was a deficit of MSEK -53 (315).

Returns


30%
25%
20%
15%
10%
5%
0%
04/Q3
05/Q1
05/Q3
06/Q1
06/Q3
07/Q1
07/Q3
08/Q1
08/Q3
09/Q1
Return on capital employed
Target return on capital employed

Return on capital employed

Return on capital employed for the past 12 months reduced to 1.1% (17.0). Returns for the past quarter isolated were better than in the previous two due to income gains and lower capital tied-up. Because the income figures in the past three quarters are all weaker than the three corresponding 12 months previously, this means that the 12-month trend is still downward. The very sharp depreciation of the Swedish krona over the past 12 months has also resulted in a marked upward revaluation of capital employed.

Progress of Höganäs' business areas

COMPONENTS

The Components business area, which represents some 70% of consolidated sales, covers all powder that is refined into components. Höganäs delivers high-grade metal powder that is refined into components in finished, or semi-finished, form by component producers. In turn, they deliver their components through product or system producers, or directly to OEMs (Original Equipment Manufacturers).

MSEK	Second quarter 2009	Second quarter 2008	Accumulated 2009	Accumulated 2008	Last 12 months	Full year 2008
Net sales	782	1 179	1 386	2 369	3 482	4 465
Operating income	-4	144	-95	282	-25	352
Operating margin, %	*neg*	*12.2*	*neg*	*11.9*	*neg*	*7.9*
Assets	3 684	4 057	3 684	4 057	3 684	3 818
Liabilities	538	671	538	671	538	635
Investments	46	76	103	117	235	249
Depreciations	56	50	106	102	193	189

Sales

Net sales during the first half-year were MSEK 1,386 (2,369), down 41% on the corresponding period of the previous year.

Price increases and currency effects exerted a positive effect on net sales, while sales volumes reduced by 46%, or 50% excluding the acquisition from Kobelco in North America.

Sales volumes were very weak in the first quarter, but rose gradually in the second quarter across all regions. High inventory levels through the value chain worldwide at the beginning of the year resulted in very low sales in the January-February period. Customers shifted their focus to cash flow, lower inventory levels and cost-cutting by shortening working-hours and temporary plant closures. The situation has gradually improved since March.

In Asia, Höganäs' sales volumes grew strongly in all countries in the second quarter 2009 compared to the first. In China, volumes were at the same level in the second quarter 2009 as in 2008. In Japan, Taiwan and Southeast Asia, customers' production rates also increased, although they were still down heavily year on year. In China, domestic demand rose significantly due to its stimulus package. In Japan, many customers were still suffering from a weak export market.

In South America, second-quarter sales volumes were just below the corresponding period of 2008 thanks to high domestic demand due to temporary tax easings and discounting. However, the North American market was significantly restrained by uncertainty associated with the future of the major car makers, to an even greater extent in the second quarter due to the long-term production stoppages at Chrysler and GM announced in April.

In Europe, a sales volume increase was apparent in Europe in May compared to previous months. Höganäs judges that inventory levels through the value chain had then fallen to more reasonable levels than previously, not least due to the introduction of scrapping premiums across several countries.

Income

Operating income for the first half-year was a deficit of MSEK -95 (282) and operating margin was -6.9% (11.9).

Lower sales volumes caused a very sizeable shortfall, while also implying very weak absorption of fixed costs. Overall, this resulted in a negative operating margin. Significant price increases (over and above changes in metal prices), savings, and more favourable exchange rates than 2008, could only partly offset the sharp volume contraction.

CONSUMABLES

The Consumables business area, which represents some 30% of consolidated sales, covers those powders used in processes like brazing, welding and surface coatings, and in the chemical and metallurgical process industries. Höganäs' customers include producers of welding materials, users of brazing and surface coating technologies, and producers of food and feed supplements.

MSEK	Second quarter 2009	Second quarter 2008	Accumulated 2009	Accumulated 2008	Last 12 months	Full year 2008
Net sales	316	413	628	806	1 460	1 638
Operating income	18	67	-2	112	23	137
Operating margin, %	*5.7*	*16.2*	*neg*	*13.9*	*1.5*	*8.4*
Assets	1 360	1 318	1 360	1 318	1 360	1 620
Liabilities	298	403	298	403	298	372
Investments	12	32	40	48	121	129
Depreciations	14	14	37	28	80	71

Sales

Net sales during the first half-year were MSEK 628 (806), down 22% on the corresponding period of 2008.

Volume reduced by 28% year on year. Price increases and currency effects had a positive effect, while lower pricing on alloy metals had a negative effect.

Sales volumes remained positive in Asia in the second quarter due to stable market progress for welding powder, oxygen absorbing products, carrier cores (for printer toners) and hot bags.

In Europe, sales volumes were somewhat better in the second quarter than the first. The welding powder segment was strongest, while other segments were more affected by the weak manufacturing cycle.

Some improvement was apparent in South America in the second quarter, but activity levels remained very low for customers with export-driven sales. In North America, volumes were down somewhat on the first quarter due to lower sales in segments exposed to the automotive industry, such as powder for friction products and surface coatings.

Income

Operating income during the first half-year was a deficit of MSEK -2 (112) and the operating margin was -0.3% (13.9). Within Consumables too, the primary income difference was the effect of lower volumes.

Income from metal hedges was down marginally year on year. Due to raw material price increases on nickel and copper in the latter part of the second quarter, some smaller-scale losses were realised on forward contracts simultaneous with the corresponding inventory gains. Price increases (over and above metal price changes) were implemented, and exchange rates improved income year on year. Savings were made through tailoring production to the prevailing demand conditions, which to some extent compensated for the low sales volumes.

Group highlights

PREVIOUS QUARTER

Höganäs AB, LKAB and StatoilHydro conduct feasibility study for ironworks in Norway

In March, Höganäs AB, LKAB and StatoilHydro reached an agreement to conduct a feasibility study for a new ironworks outside Trondheim, Norway. This project will examine the possibility for future DRI (direct-reduced iron) production in Norway. This collaboration unites the parties' technological know-how with the benefits of LKAB's iron ore pellets, Höganäs' usage and sale of metal products as well as StatoilHydro's skills in energy generation and gas refining. The intended location of the works is close to the Tjeldbergodden industrial facility, south of Trondheim, where there are good links to existing infrastructure such as an incoming natural gas pipeline, methanol plant and harbour. One main reason for using Tjeldbergodden is that CO_2 emissions can be minimised by using natural gas. The ambition is to project manage the world's most CO_2-neutral DRI plant — an ironworks with the lowest CO_2 emissions technologically possible. The study is scheduled for completion in mid-2010.

Other financial information

FINANCIAL POSITION

The equity/assets ratio was 45.8% at the end of the period, against 42.6% at year-end 2008. Shareholders' equity per share was SEK 68.20, against SEK 69.10 at the beginning of the financial year.

Consolidated financial net debt was MSEK 1,556 at the end of the period, down MSEK 187 since year-end due to reduced utilisation of credit facilities. The net debt/equity ratio at the end of the period was a multiple of 0.66 against 0.72 at the beginning of the financial year.

Net financial income and expenses were MSEK -13 (-10). Interest costs increased after the redemption procedure in June 2008, which was partly financed through increased utilisation of credit facilities. To some extent, this was offset by lower interest rates compared to the corresponding period of 2008.

Cash and cash equivalents were MSEK 140 against MSEK 220 at the beginning of the financial year. Unutilised credit facilities of MSEK 1,340 are additional, from which MSEK 859 are confirmed credit facilities.

CASH FLOW

Cash flow from operating activities was MSEK 439 (331). The change in working capital had a positive effect on income of MSEK 386 in the period.

Financing activities had an MSEK -362 (-245) effect on cash flow. Utilisation of confirmed credit facilities reduced by MSEK 192 in the period. A cash dividend of MSEK 104 was implemented.

INVESTMENTS, DEPRECIATION AND AMORTISATION

Consolidated net investments in fixed assets were MSEK 143 (165). Depreciation and amortisation of fixed assets was MSEK 143 (130).

HUMAN RESOURCES

There were 1,455 employees at the end of the period, against 1,524 at the beginning of the year.

SHARE CAPITAL

On 30 June 2009, Höganäs' share capital was unchanged at SEK 175,494,660, divided between a total of 35,098,932 class A and B shares, all with a nominal value of SEK 5.00 per share.

RISKS AND UNCERTAINTY FACTORS

The group's and parent company's significant risk and uncertainty factors include business risks in the form of high exposure to the automotive industry. Considering global market conditions in the automotive industry, this risk is highly significant. Financial risks, primarily currency risks and metal price risks, are additional. No other significant risks are considered to have arisen in addition to those reviewed in Höganäs' Annual Report 2008, with the risk management section and Note 31 offering a more detailed review of the group's and parent company's risk exposure and risk management.

OUTLOOK

The outlook has changed somewhat compared to that reported in the Interim Report for the first quarter on 22 April. The very weak demand conditions in the fourth quarter 2008 and early-2009 have improved gradually from March onwards. We judge that demand will continue to improve progressively, although the rate is highly uncertain. It is probable that Asia and South America are the markets where the recovery will be most noticeable, led by strong domestic demand growth. In Europe, it will take longer. Progress in North America remains highly uncertain due to the prevailing uncertainty regarding the domestic automotive industry and its subcontractors. Metal prices and exchange rates are expected to remain volatile, which will affect earnings performance.

The previous outlook stated: "The very severe reduction in demand in the fourth quarter 2008 has continued in early 2009. Höganäs still judges that a market downturn of this scale is not expected to persist for an extended period, but how long it will take for a recovery to occur is uncertain. It appears likely that Asia will be the first market where progress will turn. Metal prices and exchange rates can be expected to remain volatile, which may have an effect on earnings performance."

PARENT COMPANY

Net sales and earnings

Parent company net sales were MSEK 1,000 (1,846), a 46% decrease. Sales to group companies were MSEK 262 (799). Lower sales were due to reduced sales volumes.

Operating income in the period was MSEK 29 (203). Parent company income was negatively affected, mainly by a very substantial shortfall caused by a reduction in sales volumes.

Financial position

Investments in fixed assets were MSEK 66 (68). Parent company cash and cash equivalents were MSEK 12 at the end of the period, against MSEK 88 at the beginning of the financial year.

Significant transactions with related parties

The parent company exerts a controlling influence over its subsidiaries. The supply of services and products between group companies is subject to business terms and market prices. There were MSEK 262 (799) of sales of goods to related parties, while purchases of goods from related parties were MSEK 23 (43). Outstanding receivables from related parties were MSEK 1,449 (1,425) at the end of the period, and liabilities to related parties were MSEK 591 (463). The parent company had guarantees of MSEK 271 (204) in favour of subsidiaries. MSEK 19 (20) of dividends were received from subsidiaries.

ACCOUNTING PRINCIPLES

This Report has been prepared pursuant to IFRS (International Financial Reporting Standards) as endorsed by the EU Commission for adoption in the EU.

The Interim Report has been prepared pursuant to IAS 34, Interim Financial Reporting, which is consistent with the stipulations of RR 31, Interim Reporting for Groups (issued by Redovisningsrådet, the Swedish Financial Accounting Standards Council). "IAS 1 Presentation of Financial Statements: A Revised Presentation" was amended. This has meant that items that were previously recognised directly under equity are now reported in a separate report called the Comprehensive Income Statement and follows the income statement. Apart from that, the accounting principles applied are unchanged compared to the previous year. For a review of the group's accounting principles and definitions of certain terms, the reader is referred to the accounting principles section of the Annual Report for 2008.

This interim report has not been subject to review by the company's auditors.

FINANCIAL INFORMATION

Third-quarter Interim Report 2009, 23 October

Year-end Report 2009, 9 February 2010

First-quarter Interim Report 2010, 21 April 2010

The Annual General Meeting will be held on 26 April 2010

The Annual Report is scheduled for publication week 16 (ending 25 April) 2010

STREAMED PRESS CONFERENCE

Alrik Danielson, CEO, and Sven Lindskog, CFO, will present the Interim Report in a conference call at 10:30 a.m. on 17 July 2009.

The press conference will be streamed at: www.hoganas.com/Investor Relations/Conference Call. It is open to journalists, analysts and investors. Participants are welcome to call on +44 (0)207 162 0125.

The Half-year Interim Report gives a true and fair view of the parent company's and group's operations, financial position and results of operations and reviews the significant risks and uncertainty factors facing the parent company and group companies.

Höganäs, Sweden, 17 July 2009

Anders G Carlberg
Chairman

Karl-Henry Boo
Board member

Alrik Danielson
President and CEO
Board member

Peter Gossas
Board member

Urban Jansson
Board member

Bengt Kjell
Board member

Jenny Lindén Urnes
Board member

Bernt Magnusson
Board member

Tony Petersson
Board member

Erik Urnes
Board member

NB:

This information is mandatory for Höganäs to publish pursuant to the Swedish Securities Markets Act. The information was submitted for publication at 9 a.m. on 17 July 2009.

FOR MORE INFORMATION

Please contact:
Alrik Danielson, CEO and President, +46 (0)42 33 80 00
Sven Lindskog, Chief Financial Officer, +46 (0)42 33 80 00

Consolidated income statement

MSEK	Second quarter 2009	2008	Accumulated 2009	2008	Last 12 months	Full year 2008
Net sales	1 098	1 592	2 014	3 175	4 942	6 103
Cost of goods sold	-890	-1 252	-1 736	-2 509	-4 284	-5 057
Gross profit	**208**	**340**	**278**	**666**	**658**	**1 046**
Selling expenses	-59	-52	-113	-102	-230	-219
Administrative expenses	-67	-64	-131	-124	-238	-231
Research and development costs	-25	-30	-48	-56	-114	-122
Other operating income	32	44	69	73	93	97
Other operating expenses	-35	-6	-112	-29	-127	-44
Operating income	**54**	**232**	**-57**	**428**	**42**	**527**
Financial income	2	5	4	11	6	13
Financial expenses	-7	-10	-17	-21	-53	-57
Income after financial items	**49**	**227**	**-70**	**418**	**-5**	**483**
Tax	-12	-57	17	-103	31	-89
Net income	**37**	**170**	**-53**	**315**	**26**	**394**
Net income attributable to:						
Parent company's shareholders	37	170	-53	315	26	394
Minority interests	0	0	0	0	0	0
Total earnings for the period	**37**	**170**	**-53**	**315**	**26**	**394**
Earnings per share for the period						
Before dilution, SEK	1,05	4,91	-1,53	9,06	0,72	11,31
After dilution, SEK	1,05	4,91	-1,53	9,06	0,72	11,31
Average number of shares outstanding						
Before dilution ('000)	34 805	34 801	34 805	34 800	34 803	34 803
After dilution ('000)	34 805	34 803	34 805	34 802	34 805	34 805
Number of treasury shares at end of period ('000)	294	298	294	298	294	294
Average number of treasury shares ('000)	294	298	294	298	294	296

Comprehensive income statement

MSEK	Second quarter 2009	2008	Accumulated 2009	2008	Last 12 months	Full year 2008
Net income	**37**	**170**	**-53**	**315**	**26**	**394**
Other comprehensive income						
Translation difference	-35	15	49	-66	258	143
Hedging of currency risk in foreign operations	0	1	-2	8	-36	-26
Cash flow hedges	70	64	105	54	-134	-185
Incentive program	0	0	0	0	-2	-2
Income tax relating to components of other comprehensive income	-18	-18	-27	-17	46	56
Other comprehensive income	**54**	**232**	**72**	**294**	**158**	**380**
Earnings per share for the period						
Before dilution, SEK	1,55	6,67	2,07	8,45	4,54	10,92
After dilution, SEK	1,55	6,67	2,07	8,45	4,54	10,92
Other comprehensive income attributable to						
Parent company shareholders	54	232	72	294	158	380
Minority interests	0	0	0	0	0	0

To enable the reader to analyse changes in the company's shareholders' equity due to transactions with its equity holders (as owners) and to recognise items of the same character in the same account, in the 'new' IAS 1, a more extensive income statement, called the Comprehensive income statement, has been introduced. In addition to the traditional income statement, it also includes the profit/loss items previously reported in shareholders' equity (not transactions with owners) such as currency effects when translating foreign operations.

Consolidated balance sheet - summary

MSEK	30-Jun 2009	30-Jun 2008	31-Dec 2008
Intangible fixed assets	241	155	206
Tangible fixed assets	2 644	2 323	2 614
Financial fixed assets	201	87	183
Inventories	1 098	1 415	1 479
Short-term receivables	860	1 285	940
Liquid funds	140	146	220
Total assets	**5 184**	**5 411**	**5 642**
Shareholders' equity	2 374	2 320	2 406
Long-term interest-bearing liabilities	1 651	1 534	1 917
Other long-term liabilities	406	486	389
Current interest-bearing liabilities	45	42	46
Other current liabilities	708	1 029	884
Total shareholders' equity and liabilities	**5 184**	**5 411**	**5 642**
Pledged assets	34	36	38
Contingent liabilities	174	65	160

Changes in shareholders' equity - summary

MSEK	30-Jun 2009	30-Jun 2008	31-Dec 2008
Opening balance	2 406	2 766	2 766
Other comprehensive income	72	294	380
Dividends	-104	-218	-218
Redemption procedure	-	-522	-522
Total shareholders' equity and liabilities	2 374	2 320	2 406

Cash flow statement - summary

MSEK	Second quarter		Accumulated		Last	Full year
	2009	2008	2009	2008	12 months	2008
Cash flow from operating activities before changes in working capital	149	209	53	436	82	465
Changes in working capital	148	-75	386	-105	590	99
Cash flow from operating activities	**297**	**134**	**439**	**331**	**672**	**564**
Cash flow from investments activities	-73	-105	-157	-143	-361	-347
Cash flow from financial activities	-294	-25	-362	-245	-335	-218
Cash flow from the period	**-70**	**4**	**-80**	**-57**	**-24**	**-1**
Liquid funds, operating balance	213	143	220	211	146	211
Exchange rate differences in liquid funds	-3	-1	0	-8	18	10
Liquid funds, closing balance	**140**	**146**	**140**	**146**	**140**	**220**

Key indicators

MSEK	Second quarter 2009	Second quarter 2008	Accumulated 2009	Accumulated 2008	Last 12 months	Full year 2008
Net sales	1 098	1 592	2 014	3 175	4 942	6 103
Operating income	54	232	-57	428	42	527
Operating margin, %	*4,9*	*14,6*	*neg*	*13,5*	*0,8*	*8,6*
Capital employed	4 070	3 896	4 070	3 896	4 070	4 370
Return on capital employed, % (latest 12 months)	-	-	-	-	*1,1*	*12,8*
Equity	2 374	2 320	2 374	2 320	2 374	2 406
Return on equity, % (latest 12 months)	-	-	-	-	*1,8*	*15,2*
Financial net debt	1 556	1 430	1 556	1 430	1 556	1 743
Debt/equity ratio, multiple	0,66	0,62	0,66	0,62	0,66	0,72
Interest coverage ratio, multiple	16,2	50,3	neg	42,8	16,2	12,0
Key figures per share [1]						
Earnings per share, SEK	1,05	4,91	-1,53	9,06	0,72	11,31
Shareholders'equity per share, SEK	68,20	66,70	68,20	66,70	68,20	69,14
Operating cashflow per share, SEK	8,53	3,85	12,61	9,51	19,31	16,20

[1] Based on 34,805,132 shares (34,803,070) which correspond to the number of shares outstanding per 30 June 2009 (30 June 2008), after dilution

Quarterly consolidated income statement - summary

MSEK	2009 Q 2	Q 1	2008 Q 4	Q 3	Q 2	Q 1	2007 Q 4	Q 3	Q 2	Q 1	2006 Q 4
Net sales	1 098	916	1 353	1 575	1 592	1 583	1 418	1 489	1 516	1 413	1 233
Cost of goods sold	-890	-846	-1 223	-1 325	-1 252	-1 257	-1 164	-1 254	-1 194	-1 112	-1 001
Gross profit	208	70	130	250	340	326	254	235	324	301	232
Selling- and administrative expenses	-126	-118	-114	-110	-116	-110	-101	-113	-113	-108	-95
Research and development costs	-25	-23	-34	-32	-30	-26	-35	-21	-31	-31	-30
Other operating income and expenses	-3	-40	-14	23	38	6 0	14	11	-5	26	39
Operating income	54	-111	-32	131	232	196	132	112	175	188	146
Net financial income and expenses	-5	-8	-15	-19	-5	-5	-7	-7	-15	-16	-8
Income before tax	49	-119	-47	112	227	191	125	105	160	172	138
Net income	37	-90	-4	83	170	145	108	78	119	126	119

Parent company income statement

MSEK	Second quarter 2009	2008	Accumulated 2009	2008	Last 12 months	Full year 2008
Net sales	624	923	1 000	1 846	2 540	3 386
Cost of goods sold	-497	-767	-802	-1 518	-2 096	-2 812
Gross profit	**127**	**156**	**198**	**328**	**444**	**574**
Selling expenses	-28	-29	-50	-56	-115	-121
Administrative expenses	-30	-33	-60	-62	-114	-116
Research and development costs	-22	-28	-44	-55	-112	-123
Other operating income and expenses	13	44	-15	48	-7	56
Operating income	**60**	**110**	**29**	**203**	**96**	**270**
Earnings on shares in group companies	0	0	19	20	23	24
Financial income and expenses, net	0	7	-8	9	-46	-29
Income after financial items	**60**	**117**	**40**	**232**	**73**	**265**
Appropriations	-	-	-	-	102	102
Earnings before tax	**60**	**117**	**40**	**232**	**175**	**367**
Tax	-15	-28	-10	-52	-57	-99
Net income	**45**	**89**	**30**	**180**	**118**	**268**
Depreciation for the period	34	36	69	73	140	144

Parent company balance sheet - summary

MSEK	30-Jun 2009	30-Jun 2008	31-Dec 2008
Intangible fixed assets	56	23	22
Tangible fixed assets	1 260	1 235	1 264
Financial fixed assets	2 277	2 011	2 443
Inventories	448	516	550
Short-term receivables	515	869	481
Liquid funds	12	36	88
Total assets	**4 568**	**4 690**	**4 848**
Shareholders' equity	892	1 074	889
Untaxes reserves	910	1 012	910
Long-term interest-bearing liabilities	1 637	1 449	1 822
Other long-term liabilities	608	487	598
Other current liabilities	521	668	629
Total shareholders' equity and liabilities	**4 568**	**4 690**	**4 848**
Pledged assets	10	10	10
Contingent liabilities	443	268	438

Changes in shareholders' equity - summary

MSEK	30-Jun 2009	30-Jun 2008	31-Dec 2008
Opening balance	889	1 590	1 590
Change in hedging provision	77	44	-155
Group contribution paid/received, net	-	-	-72
Net income	30	180	268
Dividends	-104	-218	-218
Redemption procedure	-	-522	-522
Incentive program	0	0	-2
Total shareholders' equity and liabilities	**892**	**1 074**	**889**